Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN  55402

612-332-5580

September 5, 2017

VIA EDGAR & FEDERAL EXPRESS

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:	Sit Large Cap Growth Fund, Inc.	File Nos. 2-75152 and 811-03343
	Sit Mid Cap Growth Fund, Inc.	File Nos. 2-75151 and 811-03342
Sit Mutual Funds, Inc.
	Series A: Sit International Growth Fund	File Nos. 33-42101 and 811-06373
	Series B: Sit Balanced Fund	File Nos. 33-42101 and 811-06373
	Series C: Sit Developing Markets Growth Fund	File Nos. 33-42101 and 811-06373
	Series D: Sit Small Cap Growth Fund	File Nos. 33-42101 and 811-06373
	Series G: Sit Dividend Growth Fund	File Nos. 33-42101 and 811-06373
	Series H: Sit Global Dividend Growth Fund	File Nos. 33-42101 and 811-06373
	Series I: Sit Small Cap Dividend Growth Fund	File Nos. 33-42101 and 811-06373
	Series J: Sit ESG Growth Fund	File Nos. 33-42101 and 811-06373

(each, a "Registrant" and, collectively, the "Registrants")

Dear Ms. O’Neal-Johnson:

This is correspondence in connection with the August 2, 2017 Post-Effective Amendment (the “Amendment”) to the Registrants’ Registration Statement on Form N-1A.  This correspondence is filed in response to our phone conversation on August 31, 2017 regarding the intended subsection of Rule 485(a) that the Amendment was based upon.

The August 2, 2017 Amendment was inadvertently filed pursuant to Rule 485(a)(2), when it should have been filed pursuant to Rule 485(a)(1).  It is my understanding that your review will proceed as a Rule 485(a)(1) filing, as originally intended.  [The filing will become effective October 1, 2017, 60 days after filing.]

The August 2, 2017 Amendment contained material changes requiring a filing under Rule 485(a)(1) to reflect the voluntary agreement by the Funds’ investment adviser to waive management fees in five Funds:  the Sit Dividend Growth Fund, Sit Global Dividend Growth Fund, Sit ESG Growth Fund, Sit Small Cap Dividend Growth Fund, and the Sit Developing Markets Growth Fund.

If you have any questions, please call me at 612-359-2536.

Sincerely,

/s/ Paul E. Rasmussen

Vice President